SECURITI [illegible] MMISSION

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SEC FILE NUMBER
8-30453

ANNUAL AUDITED REPORT

FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Fiserv Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Commerce Square 2005 Market Street
(No. and Street)

Philadelphia (City) Pennsylvania (State) 19103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert D. Williams (215) 636-3241
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

1700 Market Street (Address) Philadelphia (City) Pennsylvania (State) 19103 (Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
MAR - 1 2004
WASH, D.C.
188

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

BB

AFFIRMATION

We, Walter J. Koller and R. Scott Roberg, affirm that, to the best of our knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Fiserv Securities, Inc. for the year ended December 31, 2003, are true and correct, and such financial statements and supplemental schedules will be made available promptly to all members and allied members of the New York Stock Exchange, Inc. in our organization. We further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature Date

Walter J. Koller
President and Chief Executive Officer

Signature Date

R. Scott Roberg
Senior Vice President &
Chief Financial Officer

VALEREE P ROOT
COMMONWEALTH OF PENNSYLVANIA
COMMISSIONER OF DEEDS
My Commission Expires October 12, 2006

Fiserv Securities, Inc.
(An Indirect Wholly Owned Subsidiary of Fiserv, Inc.)

Statement of Financial Condition as of December 31, 2003 and
Independent Auditors' Report and Supplemental Report on Internal Control

Filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC document.

Deloitte.

Deloitte & Touche LLP
1700 Market Street
Philadelphia, PA 19103-3984
USA

Tel: +1 215 246 2300
Fax: +1 215 569 2441
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Stockholder and Board of Directors
Fiserv Securities, Inc.:

We have audited the accompanying statement of financial condition of Fiserv Securities, Inc. (an indirect wholly owned subsidiary of Fiserv, Inc.) (the "Company") as of December 31, 2003 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. Our procedures included a review of the Company's control activities for safeguarding securities. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition present fairly, in all material respects, the financial position of Fiserv Securities, Inc. at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 18, 2004

FISERV SECURITIES, INC.
(An Indirect Wholly Owned Subsidiary of Fiserv, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS	
Cash and cash equivalents	$ 26,164,000
Cash and securities segregated under federal regulations or deposited with clearing organizations and others (including U.S. Government securities with a market value of $6,695,000)	50,450,000
Receivable from brokers, dealers and clearing organizations	1,047,266,000
Receivable from customers, net of allowance for doubtful accounts of $11,306,000	899,574,000
Securities owned—at market value	2,486,000
Furniture, equipment, capitalized software and leasehold improvements—at cost, net	7,096,000
Goodwill	137,515,000
Intangible asset—net	6,177,000
Other assets	30,904,000
TOTAL ASSETS	$ 2,207,632,000
LIABILITIES	
Short-term bank loans	$ 39,000,000
Payable to brokers, dealers and clearing organizations	1,077,834,000
Payable to customers	615,441,000
Securities sold, not yet purchased—at market value	1,717,000
Accrued expenses and other liabilities	136,451,000
Total	1,870,443,000
COMMITMENTS AND CONTINGENCIES (Note 15)	
SUBORDINATED LIABILITIES	112,000,000
STOCKHOLDER'S EQUITY	
Common stock, par value $1—4,000 shares authorized; 1 share outstanding	-
Additional paid-in capital	174,446,000
Retained earnings	50,743,000
Total stockholder's equity	225,189,000
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 2,207,632,000

See notes to statement of financial condition.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General and Basis of Presentation—Fiserv Securities, Inc. ("FSI" or the "Company") is a wholly owned subsidiary of BHC Investments, Inc. ("Investments"), which is a wholly owned subsidiary of Fiserv Clearing, Inc. ("FCI"). FCI is a wholly owned subsidiary of Fiserv, Inc. ("Fiserv").

FSI is a registered broker-dealer in securities under the Securities Exchange Act of 1934. FSI provides integrated processing and support services to securities brokerage affiliates of banks and other financial institutions and broker-dealers ("Clients").

Securities Transactions—Customers' securities transactions are recorded on a settlement date basis with related commission revenue and expense recorded on a trade date basis. Securities transactions of the Company are recorded on a trade date basis.

Estimates—The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents—Cash and cash equivalents represent cash on deposit with financial institutions and highly liquid debt instruments with maturities of three months or less at the time of purchase.

Securities Received as Collateral—At December 31, 2003, the Company has accepted collateral that it is permitted by contract or custom to sell or repledge. This collateral consists primarily of securities received in connection with securities lending agreements with customers and other broker-dealers. The fair value of such collateral at December 31, 2003, is approximately $901,212,000, of which $862,185,000 has been repledged.

Depreciation and Amortization—Furniture, equipment and leasehold improvements are recorded on a historical cost basis. Depreciation is provided on the straight-line basis over the estimated useful life of the asset, which is generally 3 to 7 years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease. Capitalized software represents costs associated with the implementation of a new brokerage system. In accordance with SFAS No. 86, *Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed*, costs are capitalized commencing when the technological feasibility of the software has been established. Routine maintenance of software products, design costs, and development costs incurred prior to the establishment of technological feasibility are expensed as incurred.

Goodwill—The excess of the purchase price over the estimated fair value of tangible and identifiable intangible assets acquired is recorded as goodwill. Goodwill is tested for impairment annually. The Company completed impairment tests and determined that no impairment exists at December 31, 2003.

Intangible Asset—Intangible asset consists of customer relationships obtained as part of the acquisition of a business. The customer base intangible asset is amortized using the straight-line method over the estimated life of 15 years.

Accrued Expenses and Other Liabilities—Accrued expenses and other liabilities include primarily book overdrafts (which were subsequently funded as required) and commissions payable to clients. At December 31, 2003, book overdrafts and commissions payable approximated $48,026,000 and $36,730,000, respectively.

Income Taxes—FSI files separate state income tax returns and is included in the consolidated federal and unitary state income tax returns filed by Fiserv. The policy of the consolidated group is to allocate its consolidated tax provision or benefit, if any, to the members of the consolidated group based upon their respective contributions to consolidated taxable income for financial reporting purposes.

Deferred income tax assets and liabilities arise from "temporary differences" between the tax basis of an asset or liability and its reported amount in the financial statements. Deferred tax balances are determined by applying the currently enacted tax rate to future years for differences between the financial statement carrying amount and the tax basis of existing assets and liabilities.

Fair Value of Financial Instruments—The carrying amounts of FSI's cash, cash equivalents, and receivables from and payables to customers, brokers, dealers and clearing organizations approximate their fair market values due to their short-term nature. The following are included in receivable from and payable to brokers, dealers and clearing organizations: securities failed to deliver and receive, recorded at the contract value of securities that have not been delivered or received subsequent to settlement date, and securities borrowed or loaned at the contract value, which is marked to market daily with additional collateral refunded or obtained as necessary. Securities owned and securities sold, not yet purchased, are valued at market value. Management believes the carrying amounts for subordinated liabilities approximate their fair values due to interest rates on these instruments being comparable to FSI's currently available borrowing rates for similar instruments.

Impairment of Long-Lived Assets—Management evaluates the carrying amount of long-lived assets and intangible assets with definite useful lives for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Measurement of an impaired loss for long-lived assets and intangibles would be based on the fair value of the asset. For the year ended December 31, 2003, the Company did not recognize an impairment loss based on this evaluation.

New Accounting Pronouncements—In April 2003, the FASB issued SFAS No. 149, *Amendment of Statement 133 on Derivative Instruments and Hedging Activities*. This statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. This statement is effective for contracts entered into or modified after June 30, 2003, except for the provisions of this statement that relate to SFAS 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003 and for hedging relationships designated after June 30, 2003. All provisions are to be applied prospectively except for the provisions of this statement that relate to SFAS No. 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003. These provisions are to be applied in accordance with their respective effective dates. The adoption of SFAS No. 149 did not have an impact on the Company's financial condition.

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity*. SFAS No. 150 establishes standards for how an issuer measures certain financial instruments with characteristics of both liabilities and equity and classifies

them in its statement of financial position. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) when that financial instrument embodies an obligation of the issuer. This Statement is effective for financial instruments entered into or modified after May 31, 2003, and generally was effective at the beginning of the first interim period beginning after June 15, 2003. Currently, the Company had no financial instruments entered into or modified after May 31, 2003 that require application of this Statement. The adoption of this Statement has not had an impact on the Company's financial condition.

In January 2003, the FASB issued FIN No. 46, *Consolidation of Variable Interest Entities*. The Interpretation clarifies the application of Accounting Research Bulletin No. 51, *Consolidated Financial Statements*, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The FASB has published a revision to Interpretation 46 (FIN 46R) to clarify some of the provisions of FASB Interpretation No. 46, *Consolidation of Variable Interest Entities,* and to exempt certain entities from its requirements. The Company is not a party to any variable interest entities covered by the Interpretation.

2. CASH AND SECURITIES SEGREGATED UNDER FEDERAL REGULATIONS OR DEPOSITED WITH CLEARING ORGANIZATIONS AND OTHERS

There was no required deposit as of December 31, 2003 in the special reserve bank account for the exclusive benefit of customers pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934. Cash of $23,769,000 and U.S. Government securities with a market value of $26,681,000 are on deposit with various clearing organizations.

3. SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED – AT MARKET VALUE

	Owned	Sold, Not Yet Purchased
U.S. Government obligations	$ 1,767,000	$ 296,000
Corporate obligations	105,000	142,000
Municipal Obligations	34,000	276,000
Equities	444,000	805,000
Other	136,000	198,000
	$ 2,486,000	$ 1,717,000

4. RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS

	Receivable	Payable
December 31, 2003		
Securities failed to deliver/receive	$ 65,660,000	$ 39,919,000
Securities borrowed/loaned	934,816,000	1,004,208,000
Clearing organizations	12,459,000	123,000
Other	34,331,000	33,584,000
	$1,047,266,000	$1,077,834,000

Receivables related to securities failed-to-deliver or securities borrowed are collateralized by the underlying securities. The market value of such securities at December 31, 2003 approximates the amount of the receivables.

At December 31, 2003, the Company obtained securities with a fair value of $901,210,000 under securities borrowed arrangements, all of which have been either pledged or otherwise transferred to others to satisfy its commitments under proprietary and customer short sales.

5. RECEIVABLE FROM AND PAYABLE TO CUSTOMERS

Receivable from and payable to customers includes amounts due or payable on cash and margin transactions. Securities owned by customers are held as collateral for those receivables. Such collateral is not reflected in the accompanying statement of financial condition.

FSI pays variable interest on some free credit balances in accounts to be used for reinvestment purposes.

FSI's service agreements with its Clients provide that credit losses relating to the Clients' customers are generally charged back to the Clients.

FSI provides margin loans to its Clients' customers, which are collateralized by securities in their brokerage accounts. These customers have agreed to allow FSI to sell or repledge those securities in accordance with federal regulations. At December 31, 2003, FSI was allowed, under such regulations, to sell or repledge securities with a fair market value of $834,714,000, of which substantially all were repledged.

6. FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

The following is a summary of furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation at December 31, 2003.

Furniture and fixtures	$ 8,977,000
Computer hardware	17,308,000
Leasehold improvements	1,602,000
Capitalized software	2,085,000
Other fixed assets	121,000
	30,093,000
Accumulated depreciation and amortization	(22,997,000)
Furniture, equipment, and leasehold improvements—net	$ 7,096,000

7. INTANGIBLE ASSETS

The following is a summary of intangible asset, at cost, less accumulated amortization at December 31, 2003.

	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Customer base	$ 6,800,000	$ (623,000)	$ 6,177,000

The customer base intangible asset represents customer relationships obtained as part of an acquired business and is amortized using the straight-line method over the estimated life of 15 years.

8. SHORT-TERM BANK LOANS AND LINES OF CREDIT

At December 31, 2003, FSI had $39,000,000 in short-term bank loans. FSI's agreements with various banks stipulate that these demand loans bear interest at the respective banks' interest rate and, in accordance with written customer agreements are collateralized by $46,600,000 of customers' margin account securities. At December 31, 2003, FSI had available, unused lines of credit of $271,000,000.

9. INCOME TAXES

Aggregate deferred tax assets and liabilities amounted to $18,628,000 and $13,489,000, respectively, at December 31, 2003. The approximate tax effect of each type of temporary difference that gives rise to deferred tax assets and liabilities at December 31, 2003, was as follows:

	Asset (Liability)
Employee benefits	$ 700,000
Accrued liabilities	8,172,000
Fixed assets	109,000
Excess of tax over book amortization	(5,761,000)
Mark to market	(6,945,000)
Net operating loss carryforward	2,534,000
Software development costs	(783,000)
Recoverable loss	6,971,000
Other, net	142,000
Total	$ 5,139,000

Based on estimates of future taxable income, the Company believes it is more likely than not that such net deferred tax asset will be realized. Accordingly, no valuation allowance has been provided related to these assets.

10. SUBORDINATED LIABILITIES

Subordinated liabilities payable to Investments. Subordinated liabilities consisted of the following:

Amount	Interest Rate	Maturity Date
$ 5,000,000	8.25%	September 30, 2006
15,000,000	9.50%	October 17, 2006
10,000,000	7.00%	February 28, 2007
4,000,000	9.75%	April 8, 2008
21,000,000	9.75%	July 29, 2008
32,000,000	6.00%	December 31, 2008
4,000,000	6.00%	December 31, 2008
6,000,000	9.00%	September 10, 2009
4,000,000	9.25%	December 13, 2009
4,000,000	9.75%	December 29, 2010
4,000,000	7.00%	March 21, 2012
3,000,000	7.00%	July 12, 2012
$ 112,000,000		

In June 2003, FSI repaid the entire $20,000,000 subordinated note to Solutions with no amounts payable at December 31, 2003.

The borrowings are subject to subordination agreements approved by the New York Stock Exchange, Inc. and are thus available in computing net capital pursuant to the Uniform Net Capital Rule under the Securities Exchange Act of 1934. To the extent that such borrowings are required for FSI's continued compliance with minimum net capital requirements, repayment of the principal to Investments and Solutions would be extended beyond the scheduled repayment dates.

11. REGULATORY REQUIREMENTS

FSI is subject to the Uniform Net Capital Rule ("Rule") under the Securities Exchange Act of 1934 and has elected to compute its net capital under the "alternative" method of the Rule, which requires that FSI maintain a minimum net capital equal to the greater of $1,500,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2003, FSI had net capital, as defined, of $126,934,000, which was $105,173,000 in excess of the minimum net capital requirement. The Rule prohibits the withdrawal of capital if FSI's net capital would be less than 5% of aggregate debit items after any such withdrawal. At December 31, 2003, FSI's net capital was 11.50% of aggregate debit items

During fiscal 2003, FSI performed the required computations for the assets in the proprietary accounts of its introducing brokers (commonly referred to as "PAIB") in accordance with the customer reserve computation set forth under SEC Rule 15c3-3 (the Customer Reserve Formula).

12. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, FSI's activities involve the execution, settlement and financing of various securities transactions, including the sale of securities not yet purchased. In the event the customer or other party to a securities transaction is unable to fulfill its contracted obligations, FSI may be required to purchase or sell financial instruments at prevailing market prices in order to satisfy its customer-related obligations.

In accordance with industry practice, FSI records customer transactions on a settlement-date basis, which, for the most part, is currently three business days after trade date. FSI is therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case FSI may have to purchase or sell the underlying financial instruments at prevailing market prices. FSI maintains margin and cash securities accounts for its customers who are principally located throughout the United States.

FSI pledges eligible customer securities as collateral for bank loans, securities loaned, securities sold under agreement to repurchase and to satisfy margin deposits of clearing organizations. In the event a counterparty to such transaction is unable to return the customer securities pledged as collateral, FSI may be exposed to the risk of acquiring the securities at prevailing market prices.

FSI controls off-balance-sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. FSI establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

FSI has extensive credit policy and review procedures which focus primarily on: (1) a customer's creditworthiness and financial resources; (2) the market value of the collateral in a customer's account; (3) the concentration of the collateral, both in a particular customer's account and in all accounts; (4) the volatility of the underlying securities and existing market conditions; and (5) the creditworthiness of the Client that guarantees the performance of its customers pursuant to its service agreement.

13. EMPLOYEE BENEFIT PLAN

Fiserv sponsors a 401(k) savings plan covering full-time employees of FSI and affiliated companies who are at least 21 years of age. FSI matches a portion of the employees' contributions, after the employee has attained one year of service, which vest after five years of continued employment. FSI also makes discretionary contributions based upon the attainment of certain profit goals.

14. RELATED PARTY TRANSACTIONS

Processing and support services are provided under agreements to affiliates of FSI, which are subsidiaries of Investments.

At December 31, 2003, FSI had receivables from and payables to affiliates of $2,293,000 and $15,149,000, respectively.

See also Notes 1, 10, and 15.

15. COMMITMENTS AND CONTINGENCIES

Lease Commitments—FSI leases its office space and certain computer equipment under noncancelable operating leases with future minimum payments as follows:

	Gross	Sublease	Net
2004	$ 5,670,000	$ 291,000	$ 5,379,000
2005	4,438,000	340,000	4,098,000
2006	3,568,000	312,000	3,256,000
2007	1,922,000	-	1,922,000
2008	2,002,000	-	2,002,000
Thereafter	9,532,000	-	9,532,000
	$27,132,000	$ 943,000	$26,189,000

During 2003, FSI leased certain computer equipment from FCI for $1,081,000 under cancelable one-year lease agreements.

Guarantees—The Company provides guarantees to securities clearing houses, other broker dealers, and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

Litigation and Claims—In the normal course of business, the Company is subject to litigation. Although the ultimate outcome of potential and current litigation cannot be predicted with certainty, the Company's management does not expect that such litigation will have a material adverse effect on the Company's financial position, results of operation or liquidity.

The Company operates in a highly regulated industry. Applicable laws and regulations, among other things, restrict permissible activities and investments and require compliance with various financial and customer-related protections. The consequences of noncompliance can include substantial monetary and non-monetary sanctions. In addition, the Company is subject to comprehensive examination and supervision by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine, among other things, that such operations are unsafe or unsound, fail to comply with applicable law or are otherwise inconsistent with the laws and regulations or with the supervisory policies of these agencies.

The U.S. Securities and Exchange Commission ("SEC") has requested information from the Company in connection with its investigation into certain mutual fund trading practices. In addition, the Office of the Attorney General of the State of New York has requested information from an employee of the Company. The Company has been cooperating and will continue to cooperate, with these and any additional requests for information.

Loss on Client Default—During the first quarter of 2003, the Company incurred a loss of that resulted from an apparently fraudulent trading activity by one of its clients. The Client defaulted on its obligation. The Company has insurance that may cover part or all of this loss; however, no recovery amount is being recorded pending resolution of a claim.

* * * * * *

Deloitte.

Deloitte & Touche LLP
1700 Market Street
Philadelphia, PA 19103-3984
USA

Tel: +1 215 246 2300
Fax: +1 215 569 2441
www.deloitte.com

February 18, 2004

Fiserv Securities, Inc.
One Commerce Square
2005 Market Street
Philadelphia, Pennsylvania

In planning and performing our audit of the consolidated financial statements of Fiserv Securities, Inc. (the "Company") for the year ended December 31, 2003 (on which we issued our report dated February 18, 2004), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) (including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers ("PAIB")); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We did note, however, that inadequate supervisory controls were a factor contributing to the Company not detecting, on a timely basis, a fraudulent trading activity of one of the Company's introducing brokers as described in Note 15 to the financial statement. The Company has implemented additional control policies and procedures in order to improve the supervision and monitoring of introducing broker trading activity. We also note that the Securities and Exchange Commission and the New York Stock Exchange, Inc. are aware of this matter.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, The New York Stock Exchange, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP